

May 8, 2014

Via E-mail
Ehud Mokady
Chief Executive Officer and President
Cyber-Ark Software Ltd.
94 Em-Ha' moshavot Road
Park Azorim, P.O. Box 3143
Petach Tikva 49130, Israel

> Re: **Cyber-Ark Software Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted April 25, 2014**
> **CIK No. 0001598110**

Dear Mr. Mokady:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated April 18, 2014.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary

Overview, page 1

1.   The material you supplementally provided in support of your statement that "an estimated 90% of organizations have suffered a cybersecurity breach" is based on a study that includes only 583 domestic entities. Please revise to qualify your statement accordingly.

Summary Consolidated Financial Data, page 8

2.   We note your reconciliation of net income to Non-GAAP net income. Please tell us your consideration of presenting the warrant and stock compensation adjustments "net of tax"

Ehud Mokady
Cyber-Ark Software Ltd.
May 8, 2014
Page 2

in your reconciliation. We refer you to Question 102.11 of the Compliance & Disclosure
Interpretations on Non-GAAP Financial Measures.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Overview, page 42</u>

3.   Regarding your response to prior comment 11, it is unclear why you cannot disclose the
        actual renewal rates for the last three completed fiscal years and include the reasons for
        their variability that you state in your response. In addition, to the extent that renewal
        rates are subject to uncertainty, it is also unclear why disclosing a range provides more
        reliable information. Please advise or revise in accordance with our prior comment.

<u>Comparison of the Years Ended December 31, 2012 and 2013</u>

<u>Revenues, page 48</u>

4.   We note your response to prior comment 16. Please explain in greater detail why you are
        unable to determine whether your license revenues increase in a particular period due to
        increases in price or increases in numbers of licenses or customers. Provide us with an
        analysis that supports your position that the changes in maintenance and service revenues
        are usually volume-based.

<u>Contractual Obligations, page 58</u>

5.   We note your response to prior comment 20. Please tell us whether you have any
        purchase obligations that should be included in your table of contractual obligations. We
        refer you to Item 5.F of the Instructions to Form 20-F.

<u>Business</u>

<u>Sales and Marketing, page 80</u>

6.   We note the revised disclosure on page 81 in response to prior comment 24. Please
        further revise to indicate the criteria used to determine that the companies identified are
        among your top 15 channel partners.

<u>Note 11. Segments, Customers, and Geographic Location, page F-28</u>

7.   We note your response to prior comment 43. Please revise to disclose the amount of
        revenues from your country of domicile. We refer you to FASB ASC 280-10-50-41.

Ehud Mokady
Cyber-Ark Software Ltd.
May 8, 2014
Page 3

Exhibit Index

Exhibit 10.3

8.   Securities Act Rule 403 requires that exhibits submitted as English summaries describe the terms that have been omitted or abridged. We note that exhibit 10.3 does not describe omitted or abridged terms. Please confirm that no terms have been omitted or abridged.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: Via E-mail
        Colin J. Diamond, Esq.
        White & Case LLP